Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
E-mail:ir@fmc-ag.com

Internet: www.fmc-ag.com

July 17, 2008

Fresenius Medical Care Reports Preliminary Second
Quarter and First Six Months 2008 Results

Summary Second Quarter 2008 (preliminary):

Net revenue	$2,665 million	+ 11%
Operating income (EBIT)	$428 million	+ 9%
Net income	$209 million	+ 17%

Summary First Half 2008 (preliminary):

Net revenue	$5,177 million	+ 10%
Operating income (EBIT)	$816 million	+ 8%
Net income	$395 million	+ 17%

Fresenius Medical Care AG & Co. KGaA, July 17, 2008	1 of 2

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of dialysis products and services, today announced preliminary results for the second quarter and the first six months of 2008. The disclosure of the Company`s preliminary results on an accelerated basis has been triggered as a result of the announcement by Fresenius SE today.

Second Quarter 2008

Based on preliminary data, the total revenue for the second quarter 2008 increased by 11% (7% at constant currency) to $2,665 million. Operating income rose by 9% to $428 million. This very good performance was based on an operating margin of 16.1% compared to 16.3% for the same quarter in 2007. Net income in the second quarter 2008 was $209 million, an increase of 17%.

First Six Months 2008

Net revenue was $5,177 million, up 10% from the first six months of 2007. Adjusted for currency, net revenue rose by 6% in this period. Operating income rose by 8% to $816 million, resulting in an operating margin of 15.8% after 16.0% in the same period in 2007. In the first six months of 2008, net income was $395 million, up 17% from the first six months of 2007.

The final figures for the first half of 2008 and the outlook for the full year will be provided on July 30, 2008, as originally scheduled.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,297 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 177,059 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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